EXHIBIT 99.1


                             MAGAL SECURITY SYSTEMS
    FILES ITS FINANCIAL RESULTS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009


YAHUD, ISRAEL, December 31, 2009 -- Magal Security Systems Ltd.(NASDAQ GMS:MAGS, TASE:MAGS) today announced its consolidated financial results for the six month periods ended June 30, 2009 in order to comply with NASDAQ requirements.

In September 2009, Magal's Board of Directors resolved to discontinue the operations of the European integration subsidiary it acquired in June 2007. The recently issued results for the third quarter and the nine months ended September 30, 2009 and 2008 were reclassified to disclose the results of that subsidiary as discontinued operations. The net assets of the subsidiary for the nine months ended September 30, 2009 and the year ended December 31, 2008 were reclassified accordingly. Since the Board resolution to discontinue the operations of the European integration subsidiary was subsequent to June 30, 2009 the results of the European integration subsidiary are presented in these reports in accordance with US GAAP as part of the ongoing operations of Magal.

RESULTS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

Revenues for the six months ended June 30, 2009 were US$21.9 million, a 12.7% decrease compared with the comparable period last year.

Gross profit for the six months ended June 30, 2009 decreased by 10.4% to US$9.0 million, or 41.2% of revenue, compared with US$10.0 million, or 40.1% of revenue, in the comparable period last year. The increase in the gross profit percentage is attributable to the low gross margin generated by certain strategic, but low margin projects in 2008 and to more favorable currency exchange rates in 2009 compared with 2008.

Operating expenses for the six months ended June 30, 2009 decreased by 23.3% from US$14.5 million in 2008 to US$11.1 million in 2009. The decrease is attributable to a decrease in operating expenses in North America following the integration of our US operations into our Canadian subsidiary, a decrease in headcount and payroll expenses, as well as more favorable currency exchange rates in 2009 compared with 2008.

Operating loss in the six months period ended June 30, 2009 was US$2.1 million, compared with an operating loss of US$4.5 million in the same period last year. The operating loss decreased as a result of the improvement in gross margins and the decrease in operating expenses.

Net loss for the six months period ended June 30, 2009 was US$2.1 million compared with a net loss of US$5.1 million in the same period last year. Net loss per share for the six month period ended June 30, 2009 was US$(0.20), compared with net loss per share of US$(0.50) in the comparable period last year.


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ABOUT MAGAL S3

Magal S3 is a leading international solution provider, in the business of Security, Safety and Site Management. Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications. Magal S3's turnkey solutions are typically integrated and managed by a single sophisticated modular command and control software, supported by expert systems for real-time decision support. Magal S3's broad portfolio of critical infrastructure and site protection management technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems as well as a sophisticated protection package for sub-surface intrusion. A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3 has successfully installed customized solutions and products in more than 75 countries worldwide.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.


For more information:
---------------------

Magal Security Systems Ltd.                         GK Investor Relations
Zev Morgenstern, CFO                                Ehud Helft/Kenny Green
Tel: +972 (3) 539-1444                              Tel: (US) +1 646 201 9246
E-mail: zevm@magal-ssl.com                          Int'l dial: +972 3 607 4717
Web: www.magal-ssl.com                              E-mail: magal@gkir.com



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                           MAGAL SECURITY SYSTEMS LTD.
              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
             (All numbers except EPS expressed in thousands of US$)

                                                    Six Months Ended
                                                        June 30,
                                                   2009          2008  % change
                                                   ----          ----  --------
   Revenue                                       21,870        25,054    (12.7)

   Cost of revenue                               12,868        15,009    (14.3)
                                                 ------        -----

   Gross profit                                   9,002        10,045    (10.4)
   Operating expenses:
      Research and development, net               2,036         2,633    (22.7)
      Selling and marketing                       4,992         6,707    (25.6)
      General and administrative                  4,102         4,738    (13.4)
       Special post-employment benefit                            438
                                                 ------        -----
            Total operating expenses             11,130        14,516    (23.3)
                                                 ------        -----

   Operating loss                                (2,128)       (4,471)
   Financial expense, net                           209         1,399    (85.1)
                                                 ------        -----

   Loss from continuing operations before
   income taxes                                  (2,337)       (5,870)
   Income tax                                       221         1,035    (78.6)
                                                 ------        -----

   Net  loss from continuing operations          (2,116)       (4,835)
   Loss on discontinued operations, net             (10)         (309)
                                                 ------        -----
   Net  loss                                     (2,126)       (5,144)    (58.7)
                                                 ======        ======

   Basic and diluted loss per share from
   continuing operations                         $(0.20)       $(0.47)
                                                 ======        ======


   Basic and diluted loss  per share from
   discontinued operations, net                  $(0.00)       $(0.03)
                                                 ======        ======

   Basic and diluted net loss  per share         $(0.20)       $(0.50)
                                                 ======        ======


                                                  Six Months Ended June 30,
                                               -------------   --------------
                                                   2009            2008
                                                    %                %
                                               -------------   --------------

    Gross margin                                   41.2            40.1
    Research and development, net as a % of
    revenues                                        9.3            10.5
    Selling and marketing as a % of revenues       22.8            26.8
    General and administrative  as a % of                          18.9
    revenues                                       18.8
    Special post employment benefit                 -               1.7
    Operating margin                               (9.7)          (17.8)
    Net margin before discontinued operation       (9.7)          (19.3)
    Loss on discontinued operation as a % of
    revenues                                       (0.0)           (1.2)
    Net margin after discontinued operation        (9.7)          (20.5)

                           MAGAL SECURITY SYSTEMS LTD.
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                   (All numbers expressed in thousands of US$)

                                                      June 30,      December 31,
                                                        2009            2008
                                                   -------------    ------------
CURRENT ASSETS:
Cash and cash equivalents                            $  20,149      $  16,835
Marketable securities                                        -          1,000
Short term bank deposits                                 1,426          1,228
Restricted deposit                                       3,270          3,223
Trade receivables                                        9,381         15,800
Unbilled accounts receivable                             3,175          5,055
Other accounts receivable and prepaid expenses           5,173          5,214
Deferred income taxes                                      980            714
Inventories                                             11,932         12,728
Costs incurred on long term contracts                    7,347          7,646
                                                     ---------      ---------
Total current assets                                    62,833         69,443
                                                     ---------      ---------

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables                              1,780          1,839
Long-term loans                                            538            519
Long-term bank deposits                                  1,817          1,826
Escrow deposit                                             870            860
Severance pay fund                                       2,215          2,763
                                                     ---------      ---------
Total long-term investments and receivables              7,220          7,807
                                                     ---------      ---------

PROPERTY AND EQUIPMENT, NET                              8,840          8,441
                                                     ---------      ---------
OTHER ASSETS, NET                                        2,927          2,925
                                                     ---------      ---------
GOODWILL                                                 1,941          1,874
                                                     ---------      ---------

ASSETS ATTRIBUTED TO DISCONTINUED OPERATION                 31             47
                                                     ---------      ---------

TOTAL ASSETS                                           $83,792        $90,537
                                                     =========      =========

CURRENT LIABILITIES:
Short-term bank credit                                $ 22,670       $ 23,182
Current maturities of long-term bank debt                  813            813
Trade payables                                          11,198         13,145
Other accounts payable and accrued expenses             13,208         15,924
                                                     ---------      ---------
Total current liabilities                               47,889         53,064
                                                     ---------      ---------

LONG-TERM LIABILITIES:
Long-term bank debt                                      1,953          2,282
Deferred  income taxes                                     902            482
Accrued severance pay                                    3,324          3,823
                                                     ---------      ---------
Total long-term liabilities                              6,179          6,587
                                                     ---------      ---------

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATION           100            168
                                                     ---------      ---------

SHAREHOLDERS' EQUITY                                    29,624         30,718
                                                     ---------      ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $83,792        $90,537
                                                     =========      =========
      Total bank  debt to total capitalization            0.86          0.86
      Current ratio                                       1.31          1.31